November 2, 2011
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Matt McNair

Re:	Rule 477 Application for Withdrawal of Amendment to Registration Statement on Form S-3/A (File No. 333-156787)
Mr. McNair:
Pursuant to Rule 477 promulgated under the Securities Act of 1933 (the “Securities Act”), Heartland Financial USA, Inc. (the “Company”) hereby respectfully requests and applies for immediate withdrawal by the U.S. Securities and Exchange Commission (the “Commission”) of its Amendment to Registration Statement on Form S-3/A (File No. 333-156787) (the “Amendment”). The Amendment was originally filed with the Commission on October 31, 2011. The Company requests withdrawal of the Amendment because it was coded with the wrong EDGAR submission type code. The Company will immediately after this filing resubmit its filing as a Post-Effective Amendment to the Registration Statement on Form S-3 (File No. 333-156787), that was originally filed with the Commission on January 16, 2009, and declared effective on February 13, 2009.
The staff should feel free to telephone Joseph T. Ceithaml of Barack Ferrazzano Kirschbaum & Nagelberg LLP, the registrant's legal counsel, at (312) 629-5143 with any questions or comments.

Very truly yours,

/s/ John K. Schmidt
John K. Schmidt
Executive Vice President and Chief Financial Officer